FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                            REPORT OF FOREIGN ISSUER

                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934




                              FOR DECEMBER 2, 2002




                            DESWELL INDUSTRIES, INC.
                         (Registrant's name in English)




                  Unit 516 517, Hong Leong Industrial Complex,
                       No. 4 Wang Kwong Road, Kowloon Bay,
                               Kowloon, Hong Kong
                    (Address of principal executive offices)

 DESWELL LOGO                                     Contact:
                                                  John G. Nesbett
                                                  David Waldman
                                                  Lippert/Heilshorn & Associates
                                                  212-838-3777
                                                  e-mail: jnesbett@lhai.com


              DIRECTOR EXERCISES OPTIONS IN DESWELL INDUSTRIES INC.

HONG KONG (December 2, 2002) - Deswell Industries, Inc. (Nasdaq: DSWL) ("the Company") today announced that its executive director C. W. Leung exercised options totaling 45,000 common shares on November 30, 2002.

Proceeds to Deswell totaled $510,000, which will be used for working capital and general corporate purposes.

This was in addition to the options totaling 285,000 common shares exercised by its directors during the period from June 1, 2002 to November 11, 2002. In aggregate, the Company's directors have exercised options totaling 330,000 common shares during June 1, 2002 to November 30, 2002.

Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic products for original equipment manufacturers ("OEMs") and contract manufacturers at its factories in the People's Republic of China. The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount ("SMT"), and pin-through hole ("PHT") interconnection technologies; and finished products such as telephones, telephone answering machines, sophisticated studio-quality audio equipment and computer peripherals. The Company's customers include Kyocera Mita Industrial Co. (H.K.) Limited, Epson Precision (H.K.) Ltd., Inter-Tel Incorporated, Vtech Communications Ltd., Peavey Electronics Corporation and Emerson.

To learn more about Deswell Industries, Inc., please visit the Company's web site at www.deswell.com.


                                      # # #

           Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.




                                                For and on behalf of
                                                Deswell Industries, Inc.



                                                         RICHARD LAU
                                                By: /s/________________________
                                                Richard Lau
                                                Chief Executive Officer

Date: December 4, 2002